UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

December 16, 2025

In the Matter of

JuHe KC Holdings Limited
RM 702, Bldg 2, No.6 Songjiang Rd
Shapu Community
Songgang Neighborhood
Bao'an District, Shenzhen City
Guangdong Province, PRC 518105

ORDER DECLARING REGISTRATION
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED

File No: 333-283847

        JuHe KC Holdings Limited filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

        JuHe KC Holdings Limited has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

        In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on December 16, 2025.

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Anne Parker
Office Chief